**YSMD, LLC**

(A Delaware Series LLC)

Consolidated and Consolidating Financial Statements

As of December 31, 2025 and 2024, and for the years then ended

| **INDEX** | **Page** |
|---|---|

To the Members of
YSMD LLC
Lewes, Delaware

## INDEPENDENT AUDITOR'S REPORT

### Opinion

We have audited the accompanying consolidated financial statements of YSMD, LLC (the "Company") on a consolidated basis, which comprise the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. We have audited the accompanying financial statements of each listed Series of the Company, which comprise each listed Series' balance sheets as of December 31, 2025 and 2024, the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended for each listed Series, and the related notes to each listed Series' financial statements.

In our opinion, the consolidated financial statements and each Series' financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, the financial position of each listed Series as of December 31, 2025 and 2024, the results of the Company's consolidated operations and its cash flows for the years then ended, and the results of each listed Series' operations and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements section of our report. We are required to be independent of the Company and each listed Series and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Substantial Doubt About the Company's and Each Listed Series' Ability to Continue as a Going Concern

The accompanying consolidated financial statements and each listed Series' financial statements have been prepared assuming that the Company and each listed Series will continue as a going concern. As described in Note 6 to the consolidated financial statements, the Company and each listed Series has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2025 and 2024. These factors, among others, raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The consolidated financial statements and each listed Series' financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### Responsibilities of Management for the Consolidated Financial Statements and Each Series' Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements and each listed Series' financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and each listed Series' financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern within one year after the date that the consolidated financial statements and each listed Series' financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole as of December 31, 2025 and 2024 and for the years then ended, and each listed Series' financial statements as of December 31, 2025 and 2024 and for the years then ended, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements and each listed Series' financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and each listed Series' financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control or each listed Series' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements and each listed Series' financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

**/s/ Artesian CPA, LLC**

Denver, Colorado
April 8, 2026

**Artesian CPA, LLC**
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

# YSMD, LLC
# CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
# AS OF DECEMBER 31, 2025
# (Audited)

| | YSMD, LLC | YSMD Series A, LLC | YSMD Series 2340 Hilgard LLC | YSMD Series Buttonwood 19-3 LLC | YSMD Series Buttonwood 21-2 LLC | YSMD Series 33 Mine Street LLC | YSMD Series 150 Panoramic Way LLC | Elimination | Consolidated Total - YSMD, LLC |
|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | |
| Current assets: | | | | | | | | | |
| Cash | $ - | $ 1,185 | $ 342 | $ 1,197 | $ 3,189 | $ 2,275 | $ 2,148 | $ - | $ 10,336 |
| Subscriptions receivable | - | 27,315 | 12,515 | 975 | 12,520 | 104,360 | - | - | 157,685 |
| Loan proceeds held in escrow | - | - | - | - | - | - | 29,166 | - | 29,166 |
| Deposit | - | 31,000 | - | - | - | - | - | - | 31,000 |
| Interest receivable, related party | - | 35,572 | 5,915 | 15,250 | - | - | - | - | 56,737 |
| Due from related party | - | 170,651 | 9,250 | 89,722 | 2,700 | 61,970 | 15,459 | (148,339) | 201,413 |
| Deferred offering costs | - | 77,521 | 25,000 | 25,000 | 2,500 | 2,500 | 15,000 | - | 147,521 |
| **Total current assets** | - | **343,244** | **53,022** | **132,144** | **20,909** | **171,105** | **61,773** | **(148,339)** | **633,858** |
| Investment properties: | | | | | | | | | |
| Real estate purchase deposit | - | 452,609 | 82,500 | 210,323 | 32,000 | 145,000 | 222,000 | - | 1,144,432 |
| Less: Accumulated depreciation | - | - | - | - | - | - | - | - | - |
| **Total investment properties at cost, net** | - | **452,609** | **82,500** | **210,323** | **32,000** | **145,000** | **222,000** | - | **1,144,432** |
| Other non-current assets | | | | | | | | | |
| Loans to related party | - | 350,000 | 70,000 | 190,000 | - | - | - | - | 610,000 |
| **Total non-current assets** | - | **802,609** | **152,500** | **400,323** | **32,000** | **145,000** | **222,000** | - | **1,754,432** |
| **Total Assets** | $ - | **$ 1,145,853** | **$ 205,522** | **$ 532,467** | **$ 52,909** | **$ 316,105** | **$ 283,773** | **$ (148,339)** | **$ 2,388,290** |
| | | | | | | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | | | | | | |
| Current liabilities: | | | | | | | | | |
| Accounts payable | $ - | $ 11,866 | $ 1,082 | $ 2,757 | $ 270 | $ 2,453 | $ 859 | $ - | $ 19,287 |
| Due to related parties | - | 106,463 | 27,819 | 67,560 | 8,360 | 9,432 | 16,050 | (148,339) | 87,345 |
| Loan payable, net | - | - | - | - | - | - | 207,218 | - | 207,218 |
| **Total current liabilities** | - | 118,329 | 28,901 | 70,317 | 8,630 | 11,885 | 224,127 | (148,339) | 313,850 |
| Long-term liabilities: | | | | | | | | | |
| Mortgage payable | - | - | - | - | - | - | - | - | - |
| **Total long-term liabilities** | - | - | - | - | - | - | - | - | - |
| **Total liabilities** | - | **118,329** | **28,901** | **70,317** | **8,630** | **11,885** | **224,127** | **(148,339)** | **313,850** |
| | | | | | | | | | |
| Members' equity: | | | | | | | | | |
| Members' contributions | - | 1,474,936 | 257,580 | 554,618 | 56,192 | 356,643 | 143,642 | - | 2,843,611 |
| Accumulated deficit | - | (447,412) | (80,959) | (92,468) | (11,913) | (52,423) | (83,996) | - | (769,171) |
| **Total members' equity** | - | **1,027,524** | **176,621** | **462,150** | **44,279** | **304,220** | **59,646** | - | **2,074,440** |
| **Total Liabilities and Members' Equity** | $ - | **$ 1,145,853** | **$ 205,522** | **$ 532,467** | **$ 52,909** | **$ 316,105** | **$ 283,773** | **$ (148,339)** | **$ 2,388,290** |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

# YSMD, LLC
## CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
## AS OF DECEMBER 31, 2024
## (Audited)

| | YSMD, LLC | YSMD Series A, LLC | YSMD Series 2340 Hilgard LLC | YSMD Series Buttonwood 19-3 LLC | YSMD Series Buttonwood 21-2 LLC | YSMD Series 33 Mine Street LLC | YSMD Series 150 Panoramic Way LLC | Elimination | Consolidated Total - YSMD, LLC |
|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | |
| Current assets: | | | | | | | | | |
| Cash | $ - | $ 21,887 | $ 5,990 | $ 4,565 | $ 5,253 | $ 5,682 | $ 124 | $ - | $ 43,501 |
| Subscriptions receivable | - | 4,150 | 6,380 | 4,075 | 11,715 | 65,450 | 105,080 | - | 196,850 |
| Deposit | - | 31,000 | - | - | - | - | - | - | 31,000 |
| Interest receivable, related party | - | 16,856 | 3,372 | 5,287 | - | - | - | - | 25,515 |
| Due from related party | - | 125,412 | 9,250 | 92,321 | - | - | - | (81,250) | 145,733 |
| Loans to related party | - | 350,000 | 70,000 | 190,000 | - | - | - | - | 610,000 |
| Deferred offering costs | - | 77,521 | 25,000 | 25,000 | 2,500 | 2,500 | 15,000 | - | 147,521 |
| **Total current assets** | - | **626,826** | **119,992** | **321,248** | **19,468** | **73,632** | **120,204** | **(81,250)** | **1,200,120** |
| Investment properties: | | | | | | | | | |
| Real estate purchase deposit | - | 452,609 | 82,500 | 210,323 | 12,000 | 65,000 | - | - | 822,432 |
| Less: Accumulated depreciation | - | - | - | - | - | - | - | - | - |
| **Total investment properties at cost, net** | - | **452,609** | **82,500** | **210,323** | **12,000** | **65,000** | - | - | **822,432** |
| **Total Assets** | **$ -** | **$ 1,079,435** | **$ 202,492** | **$ 531,571** | **$ 31,468** | **$ 138,632** | **$ 120,204** | **$ (81,250)** | **$ 2,022,552** |
| | | | | | | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | | | | | | |
| Current liabilities: | | | | | | | | | |
| Accounts payable | $ - | $ 18,540 | $ 1,916 | $ 2,721 | $ 138 | $ 811 | $ 556 | $ - | $ 24,682 |
| Due to related parties | - | 59,013 | 28,250 | 32,000 | 3,000 | 17,500 | 23,750 | (81,250) | 82,263 |
| **Total current liabilities** | - | 77,553 | 30,166 | 34,720 | 3,138 | 18,311 | 24,306 | (81,250) | 106,944 |
| Long-term liabilities: | | | | | | | | | |
| Mortgage payable | - | - | - | - | - | - | - | - | - |
| **Total long-term liabilities** | - | - | - | - | - | - | - | - | - |
| **Total liabilities** | - | **77,553** | **30,166** | **34,720** | **3,138** | **18,311** | **24,306** | **(81,250)** | **106,944** |
| | | | | | | | | | |
| Members' equity: | | | | | | | | | |
| Members' contributions | - | 1,342,951 | 229,241 | 554,799 | 28,827 | 136,546 | 105,080 | - | 2,397,444 |
| Accumulated deficit | - | (341,069) | (56,915) | (57,948) | (497) | (16,225) | (9,182) | - | (481,836) |
| **Total members' equity** | - | **1,001,882** | **172,326** | **496,851** | **28,330** | **120,321** | **95,898** | - | **1,915,608** |
| **Total Liabilities and Members' Equity** | **$ -** | **$ 1,079,435** | **$ 202,492** | **$ 531,571** | **$ 31,468** | **$ 138,632** | **$ 120,204** | **$ (81,250)** | **$ 2,022,552** |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements

# YSMD, LLC
## CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2025
## (Audited)

| | YSMD, LLC | YSMD Series A, LLC | YSMD Series 2340 Hilgard LLC | YSMD Series Buttonwood 19-3 LLC | YSMD Series Buttonwood 21-2 LLC | YSMD Series 33 Mine Street LLC | YSMD 150 Panoramic Way LLC | Consolidated Total - YSMD, LLC |
|---|---|---|---|---|---|---|---|---|
| **Revenue** | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| **Operating expenses:** | | | | | | | | |
| Advertising and marketing | - | 4,500 | - | - | - | - | - | 4,500 |
| General and administrative | - | 43,321 | 15,369 | 10,874 | 8,803 | 15,400 | 20,418 | 114,185 |
| **Total expenses** | - | 47,821 | 15,369 | 10,874 | 8,803 | 15,400 | 20,418 | 118,685 |
| **Operating loss** | - | 47,821 | 15,369 | 10,874 | 8,803 | 15,400 | 20,418 | 118,685 |
| **Other income (expenses)** | | | | | | | | |
| Interest income, related party | - | 18,761 | 3,756 | 9,975 | 8 | 13 | 7 | 32,520 |
| Interest expense | - | - | - | - | - | - | (44,370) | (44,370) |
| **Total other income (expenses)** | - | 18,761 | 3,756 | 9,975 | 8 | 13 | (44,363) | (11,850) |
| **Net loss** | $ - | **$ (29,060)** | **$ (11,613)** | **$ (899)** | **$ (8,795)** | **$ (15,387)** | **$ (64,781)** | **$ (130,535)** |
| Weighted average membership interests | N/A | **288,565** | **49,780** | **111,719** | **8,755** | **52,682** | **27,854** | N/A |
| Loss per membership interest | N/A | **$ 0.10** | **$ 0.23** | **$ 0.01** | **$ 1.00** | **$ 0.29** | **$ 2.33** | N/A |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

# YSMD, LLC
## CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2024
## (Audited)

| | YSMD, LLC | YSMD Series A, LLC | YSMD Series 2340 Hilgard LLC | YSMD Series Buttonwood 19-3 LLC | YSMD Series Buttonwood 21-2 LLC | YSMD Series 33 Mine Street LLC | YSMD 150 Panoramic Way LLC | Consolidated Total - YSMD, LLC |
|---|---|---|---|---|---|---|---|---|
| **Revenue** | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| **Operating expenses:** | | | | | | | | |
| Advertising and marketing | - | 3,694 | - | - | - | - | - | 3,694 |
| General and administrative | - | 104,892 | 15,375 | 22,916 | 128 | 14,153 | 8,300 | 165,764 |
| **Total expenses** | - | 108,586 | 15,375 | 22,916 | 128 | 14,153 | 8,300 | 169,458 |
| **Operating loss** | - | 108,586 | 15,375 | 22,916 | 128 | 14,153 | 8,300 | 169,458 |
| **Other income (expenses)** | | | | | | | | |
| Interest income, related party | - | 16,897 | 3,392 | 5,306 | 2 | 3 | 1 | 25,601 |
| **Total other income** | - | 16,897 | 3,392 | 5,306 | 2 | 3 | 1 | 25,601 |
| **Net loss** | $ - | $ (91,689) | $ (11,983) | $ (17,610) | $ (126) | $ (14,150) | $ (8,299) | $ (143,857) |
| Weighted average membership interests | N/A | 251,115 | 41,314 | 86,836 | 1,233 | 5,496 | 2,451 | N/A |
| Loss per membership interest | N/A | $ 0.37 | $ 0.29 | $ 0.20 | $ 0.10 | $ 2.57 | $ 3.39 | N/A |

# YSMD, LLC
## CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY / (DEFICIT)
## FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
## (Audited)

| | YSMD, LLC | YSMD Series A, LLC | YSMD Series 2340 Hilgard LLC | YSMD Series Buttonwood 19-3 LLC | YSMD Series Buttonwood 21-2 LLC | YSMD Series 33 Mine Street LLC | YSMD Series 150 Panoramic Way LLC | Consolidated Total - YSMD, LLC |
|---|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2023** | $ - | $ 887,933 | $ 122,823 | $ 159,683 | $ - | $ - | $ - | $ 1,170,439 |
| Members' contributions from Regulation A | - | 286,565 | 74,890 | 379,741 | 29,050 | 137,315 | - | 907,561 |
| Offering costs for Regulation A | - | (10,411) | (2,749) | (3,797) | (223) | (769) | - | (17,949) |
| Members' contributions from Regulation Crowdfunding | - | - | - | - | - | - | 105,080 | 105,080 |
| Offering costs for Regulation Crowdfunding | - | - | - | - | - | - | - | - |
| Distributions to members | - | (70,516) | (10,655) | (21,166) | (371) | (2,075) | (883) | (105,666) |
| Net loss | - | (91,689) | (11,983) | (17,610) | (126) | (14,150) | (8,299) | (143,857) |
| **Balance as of December 31, 2024** | $ - | $ 1,001,882 | $ 172,326 | $ 496,851 | $ 28,330 | $ 120,321 | $ 95,898 | $ 1,915,608 |
| Members' contributions from Regulation A | - | 131,985 | 28,725 | - | 27,785 | 222,230 | - | 410,725 |
| Offering costs for Regulation A | - | - | (386) | (181) | (420) | (2,133) | - | (3,120) |
| Members' contributions from Regulation Crowdfunding | - | - | - | - | - | - | 40,215 | 40,215 |
| Offering costs for Regulation Crowdfunding | - | - | - | - | - | - | (1,653) | (1,653) |
| Distributions to members | - | (77,283) | (12,431) | (33,621) | (2,621) | (20,811) | (10,033) | (156,799) |
| Net loss | - | (29,060) | (11,613) | (899) | (8,795) | (15,387) | (64,781) | (130,535) |
| **Balance as of December 31, 2025** | $ - | $ 1,027,524 | $ 176,621 | $ 462,150 | $ 44,279 | $ 304,220 | $ 59,646 | $ 2,074,440 |
| **Number of membership interests** | - | 297,069 | 52,143 | 111,719 | 11,367 | 71,909 | 29,059 | N/A |

# YSMD, LLC
## CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2025
## (Audited)

| | YSMD, LLC | YSMD Series A, LLC | YSMD Series 2340 Hilgard LLC | YSMD Series Buttonwood 19-3 LLC | YSMD Series Buttonwood 21-2 LLC | YSMD Series 33 Mine Street LLC | 150 Panoramic Way LLC | Elimination | Consolidated Total - YSMD, LLC |
|---|---|---|---|---|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | | | | | | |
| Net loss | $ - | $ (29,060) | $ (11,613) | $ (899) | $ (8,795) | $ (15,387) | $ (64,781) | $ - | $ (130,535) |
| Adjustments to reconcile net loss to net cash used in operation: | | | | | | | | | |
| Accrued interest income | - | (18,716) | (2,543) | (9,963) | - | - | - | - | (31,222) |
| Amortization of loan fees and discount | - | - | - | - | - | - | 44,370 | - | 44,370 |
| Expenses incurred with related parties and charged to related party payables | - | 38,250 | 14,750 | 8,360 | 8,360 | - | - | (54,970) | 14,750 |
| Changes in operating assets and liabilities: | | | | | | | | | |
| Accounts payable | - | (6,500) | (969) | - | - | - | - | - | (7,469) |
| **Net cash used in operating activities** | - | (16,026) | (375) | (2,502) | (435) | (15,387) | (20,411) | (54,970) | (110,106) |
| **Cash flows from investing activities:** | | | | | | | | | |
| Real estate purchase deposit | - | - | - | - | (20,000) | (80,000) | (222,000) | - | (322,000) |
| Cash received in repayment of advances to related parties | - | 19,500 | - | - | 600 | - | - | (20,100) | - |
| Cash paid for advances to related parties | - | (27,269) | - | - | (6,300) | (69,470) | (2,350) | 111,389 | 6,000 |
| **Net cash used in investing activities** | - | (7,769) | - | - | (25,700) | (149,470) | (224,350) | 91,289 | (316,000) |
| **Cash flows from financing activities:** | | | | | | | | | |
| Proceeds from Regulation A subscriptions | - | 22,650 | 23,590 | 3,100 | 26,980 | 183,320 | 145,295 | - | 404,935 |
| Distributions to members | - | (77,457) | (12,295) | (32,586) | (2,489) | (19,169) | (9,730) | - | (153,726) |
| Refunds to members | - | (2,500) | (1,000) | (1,000) | - | - | - | - | (4,500) |
| Proceeds from loans | - | - | - | - | - | - | 134,073 | - | 134,073 |
| Repayment of loans | - | - | - | - | - | - | (391) | - | (391) |
| Offering costs for Regulation A | - | - | (386) | (181) | (420) | (2,133) | - | - | (3,120) |
| Offering costs for Regulation CF | - | - | - | - | - | - | (1,653) | - | (1,653) |
| Cash received from advances from related parties | - | 29,000 | 4,069 | 23,700 | - | 16,350 | 22,800 | (69,919) | 26,000 |
| Cash repaid on advances from related parties | - | (600) | (20,250) | - | - | (17,500) | (45,500) | 33,600 | (50,250) |
| Reward shares funded by the Manager | - | 38,000 | - | 2,600 | - | - | - | - | 40,600 |
| Dividends and refunds paid by (for) related parties | - | (6,000) | 1,000 | 3,500 | - | 582 | 1,891 | - | 973 |
| **Net cash provided by (used in) financing activities** | - | 3,093 | (5,272) | (867) | 24,071 | 161,449 | 246,785 | (36,319) | 392,941 |
| **Net change in cash** | - | (20,702) | (5,648) | (3,368) | (2,064) | (3,407) | 2,024 | - | (33,165) |
| Cash and cash equivalents at beginning of period | - | 21,887 | 5,990 | 4,565 | 5,253 | 5,682 | 124 | - | 43,501 |
| **Cash and cash equivalents at end of period** | $ - | $ 1,185 | $ 342 | $ 1,197 | $ 3,189 | $ 2,275 | $ 2,148 | $ - | $ 10,336 |
| **Supplemental Disclosure of Non-Cash Financing Activities** | | | | | | | | | |
| Subscriptions due from Manager paid by due from related party under bonus share program | $ - | $ 88,670 | $ - | $ - | $ - | $ - | $ - | $ - | $ 88,670 |
| Loan proceeds receivable from escrow | $ - | $ - | $ - | $ - | $ - | $ - | $ 29,166 | $ - | $ 29,166 |
| **Supplemental Disclosure of Cash Flow Information:** | | | | | | | | | |
| Cash paid for interest expense | $ - | $ - | $ - | $ - | $ - | $ - | $ 782 | $ - | $ 782 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

# YSMD, LLC
## CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2024
## (Audited)

| | YSMD, LLC | YSMD Series A, LLC | YSMD Series 2340 Hilgard LLC | YSMD Series Buttonwood 19-3 LLC | YSMD Series Buttonwood 21-2 LLC | YSMD Series 33 Mine Street LLC | YSMD Series 150 Panoramic Way LLC | Elimination | Consolidated Total - YSMD, LLC |
|---|---|---|---|---|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | | | | | | |
| Net loss | $ - | $ (91,689) | $ (11,983) | $ (17,610) | $ (126) | $ (14,150) | $ (8,299) | $ - | $ (143,857) |
| Adjustments to reconcile net loss to net cash provided by (used in) operation: | | | | | | | | | |
| Accrued interest income | - | (16,856) | (3,372) | (5,287) | - | - | - | - | (25,515) |
| Expenses incurred with related parties and charged to related party payable | | 9,213 | - | - | 2,500 | 16,500 | 23,250 | (28,250) | 23,213 |
| Changes in operating assets and liabilities: | | | | | | | | | |
| Deposit | - | (31,000) | - | - | - | - | - | - | (31,000) |
| Accounts payable | - | 11,467 | 970 | - | - | - | - | - | 12,437 |
| **Net cash provided by (used in) operating activities** | - | (118,865) | (14,385) | (22,897) | 2,374 | 2,350 | 14,951 | (28,250) | (164,722) |
| **Cash flows from investing activities:** | | | | | | | | | |
| Real estate purchase deposit | - | (452,609) | (82,500) | (210,323) | (12,000) | (65,000) | - | - | (822,432) |
| Cash paid for advances to related parties | - | (35,250) | - | - | - | - | - | 35,250 | - |
| **Net cash provided by (used in) investing activities** | - | (487,859) | (82,500) | (210,323) | (12,000) | (65,000) | - | 35,250 | (822,432) |
| **Cash flows from financing activities:** | | | | | | | | | |
| Proceeds from Regulation A subscriptions | - | 969,582 | 225,594 | 319,390 | 17,335 | 71,865 | - | - | 1,603,766 |
| Distributions to members | - | (66,921) | (10,410) | (18,978) | (233) | (1,264) | (327) | - | (98,133) |
| Loans to related party | - | (350,000) | (70,000) | (190,000) | - | - | - | - | (610,000) |
| Offering costs for Regulation A | - | (10,411) | (2,749) | (3,797) | (223) | (769) | - | - | (17,949) |
| Cash received from advances from related parties | - | 49,000 | 1,000 | 4,000 | 500 | 1,000 | 500 | (7,000) | 49,000 |
| Cash repaid on advances from related parties | - | (46,979) | (42,246) | (17,246) | - | - | - | - | (106,471) |
| Reward shares funded by the Manager | - | - | - | 142,854 | - | - | - | - | 142,854 |
| Deferred offering cost charge | - | - | - | - | (2,500) | (2,500) | (15,000) | - | (20,000) |
| **Net cash provided by (used in) financing activities** | - | 544,271 | 101,189 | 236,223 | 14,879 | 68,332 | (14,827) | (7,000) | 943,066 |
| **Net change in cash** | - | (62,454) | 4,304 | 3,003 | 5,253 | 5,682 | 124 | - | (44,088) |
| Cash and cash equivalents at beginning of year | - | 84,341 | 1,686 | 1,562 | - | - | - | - | 87,589 |
| **Cash and cash equivalents at end of year** | **$ -** | **$ 21,887** | **$ 5,990** | **$ 4,565** | **$ 5,253** | **$ 5,682** | **$ 124** | **$ -** | **$ 43,501** |
| **Supplemental Disclosure of Non-Cash Financing Activities** | | | | | | | | | |
| Subscriptions due from Manager paid by due from related party under bonus share program | $ - | $ 25,575 | $ - | $ 173,341 | $ - | $ - | $ - | $ - | $ 198,916 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

**YSMD LLC**
**NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEARS THEN ENDED**
**(Audited)**

## NOTE 1 – NATURE OF OPERATIONS

YSMD LLC (the "Company") is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC ("the Manager"). The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC ("Series A") is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware. YSMD Series 2340 Hilgard LLC ("Series Hilgard") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC ("Series Buttonwood 19-3") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 21-2 LLC ("Series Buttonwood 21-2") is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 33 Mine Street LLC ("Series 33 Mine") is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 150 Panoramic LLC ("Series 150 Panoramic") is Delaware limited liability company formed on October 7, 2024 under the laws of Delaware.

As of December 31, 2025 and 2024, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of their planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to commence the Company's and each Series' planned operations or failing to profitably operate the business.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB"). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

### Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series' control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or

otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series' financial condition and the results of its operations.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

**Subscriptions Receivable**

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members' equity/(deficit) on the balance sheet.

For the years ended December 31, 2025 and 2024, the Company has received $131,985 and $286,565 of fully subscribed equity subscriptions from Series A offerings, respectively. As of December 31, 2025 and 2024, the Company had $27,315 and $4,150 in subscriptions receivable for Series A, respectively.

For the years ended December 31, 2025 and 2024, the Company has received $28,725 and $74,890 of fully subscribed equity subscriptions from Series Hilgard offerings, respectively. As of December 31, 2025 and 2024, the Company had $12,515 and $6,380 in subscriptions receivable for Series Hilgard, respectively.

For the years ended December 31, 2025 and 2024, the Company has received $0 and $379,741 of fully subscribed equity subscriptions from Series Buttonwood 19-3 offerings, respectively. As of December 31, 2025 and 2024, the Company had $975 and $4,075 in subscriptions receivable for Series Buttonwood 19-3, respectively.

For the years ended December 31, 2025 and 2024, the Company has received $27,785 and $29,050 of fully subscribed equity subscriptions from Series Buttonwood 21-2 offerings, respectively. As of December 31, 2025 and 2024, the Company had $12,520 and $11,715 in subscriptions receivable for Series Buttonwood 21-2, respectively.

For the years ended December 31, 2025 and 2024, the Company has received $222,230 and $137,315 of fully subscribed equity subscriptions from Series 33 Mine offerings, respectively. As of December 31, 2025 and 2024, the Company had $104,360 and $65,450 in subscriptions receivable for Series 33 Mine, respectively.

For the years ended December 31, 2025 and 2024, the Company has received $40,215 and $105,080 of fully subscribed equity subscriptions from Series 150 Panoramic offerings, respectively. As of December 31, 2025 and 2024, the Company had $0 and $105,080 in subscriptions receivable for Series 150 Panoramic, respectively.

**Investment Properties**

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

**Real Estate Impairment**

The Company and each Series review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows

are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment of real estate assets as of December 31, 2025 and 2024.

**Deferred Offering Costs**

The Company and each Series comply with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of gross offering proceeds, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering. As of both December 31, 2025 and 2024, the Manager has deferred $147,521 in offering expenses. As each offering is ongoing as of both December 31, 2025 and 2024, the deferred offering costs have not yet been charged to members' equity/(deficit).

**Fair Value Measurements**

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

**Revenue Recognition**

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expect to be entitled to in exchange for those goods or services.

As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

**Expense Allocations**

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

**Organizational Costs**

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**Income Taxes**

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company has been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge o f all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

**Earnings/(Loss) per Membership Interest**

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) per membership interest ("EPMI") will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

**Recent Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated and consolidating financial statements.

**NOTE 3 – LOANS PAYABLE**

During the year ended December 31, 2025, the Company entered into a listing agreement with Wefunder for the Series 150 Panoramic. Through the Wefunder listing, the Company entered into identical loan agreements with multiple lenders to borrow up to an aggregate principal amount of $1,200,000. Under the terms of the agreements, each lender provided funding to the Company in exchange for the Company's promise to repay a fixed contractual repayment amount equal to 2.2 times the original loan principal.

The Company is required to make quarterly payments equal to 15% of the Company's qualifying revenue (the "Revenue Percentage"), allocated pro rata among lenders based on their relative loan amounts. All lenders who invested identical amounts receive identical Revenue Percentages. The repayment period commences one year from the loan dates, and the loan is unsecured. For the years ended December 31, 2025 and 2024, the Company made a payment of revenue share related to the loans totaled $782 and $0, respectively.

During the year ended December 31, 2025, the Company borrowed an aggregate of $174,500, which was used for operations. The Company incurred finance costs of $10,871 associated with these loans. The Company recorded the additional repayment obligations totaling $220,273 as additional liabilities on the loan obligation and a commensurate discount on the loans. The discount is amortized to interest expense over the expected period of the loan, which management estimates to be 6 years, including 1 year grace period from loan inception dates. For the year ended December 31, 2025, $44,370 was amortized to interest expense and $175,903 of the discount remains unamortized as of December 31, 2025.

The loan's outstanding repayment obligation of 382,730 is presented net of $175,903 of unamortized loan discounts as of December 31, 2025, which will be recognized over a period of 6 years.

**NOTE 4 – MEMBERS' EQUITY / (DEFICIT)**

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the "Manager"). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company's series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company's offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders. Distributions are recorded as they are declared and recorded to distributions payable until payment is made, which the Company and each Series include in accounts payable on the consolidated and consolidating balance sheets.

During the year ended December 31, 2025, members' contributions from Regulation A amounted to $43,315 to the Company from Series A's offerings by issuing 8,663 units at $5 per unit. The Company also issued 17,734 reward shares with a value of $88,670, which were purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2025, members' contributions from Regulation A amounted to $28,725 to the Company from Series Hilgard's offerings by issuing 5,745 units at $5 per unit. During the year ended December 31, 2025, members' contributions from Regulation A totaled $0 to the Company from Series Buttonwood 19-3's offerings. During the year ended December 31, 2025, members' contributions from Regulation A amounted to $27,785 to the Company from Series Buttonwood 21-2's offerings by issuing 5,557 units at $5 per unit. During the year ended December 31, 2025, members' contributions from Regulation A amounted to $222,230 to the Company from Series 33 Mine's offerings by issuing 44,446 units at $5 per unit.

During the year ended December 31, 2025, members' contributions from Regulation Crowdfunding amounted to $40,215 to the Company from Series 150 Panoramic's offerings by issuing 8,043 units at $5 per unit.

During the year ended December 31, 2025, the Company incurred Regulation A offering costs of $0 for Series A's offerings, $386 from Series Hilgard's offerings, $181 from Series Buttonwood 19-3 offerings, $420 from Series Buttonwood 21-2 offerings, and $2,133 from Series 33 Mine's offerings. During the year ended December 31, 2025, the Company incurred Regulation Crowdfunding offering costs of $1,653 from Series 150 Panoramic's offerings. The offering costs are net against members' contributions.

During the year ended December 31, 2024, members' contributions from Regulation A amounted to $260,990 to the Company from Series A's offerings by issuing 52,198 units at $5 per unit. The Company also issued 5,115 reward shares with a value of $25,575, which were purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $74,890 to the Company from Series Hilgard's offerings by issuing 14,978 units at $5 per unit. During the year ended December 31, 2024, members' contributions from Regulation A totaled $206,400 to the Company from Series Buttonwood 19-3's offerings by issuing 41,280 units at $5 per unit. The Company also issued 34,668 reward shares with a value of $173,341, which were purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $29,050 to the Company from Series Buttonwood 21-2's offerings by issuing 5,810 units at $5 per unit. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $137,315 to the Company from Series 33 Mine's offerings by issuing 27,463 units at $5 per unit.

During the year ended December 31, 2024, members' contributions from Regulation Crowdfunding amounted to $105,080 to the Company from Series 150 Panoramic's offerings by issuing 21,016 units at $5 per unit.

During the year ended December 31, 2024, the Company incurred Regulation A offering costs of $10,411 for Series A's offerings, 2,749 from Series Hilgard's offerings, $3,797 from Series Buttonwood 19-3's offerings, $223 from Series Buttonwood 21-2's offerings, and $769 from Series 33 Mine's offerings. The offering costs are net against members' contributions.

The debts, obligations, and liabilities of the Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

**NOTE 5 – RELATED PARTY TRANSACTIONS**

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company entered into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company entered into an agreement with its Manager whereupon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Each Series is to reimburse the Manager for offering costs incurred on its behalf of up to 3% of the offering proceeds.

**Due from (to) Related Parties**

Related party receivable including interest receivable from Collab USA totaled $258,150 as of December 31, 2025 and $171,248 as of December 31, 2024. The receivable was $201,413 as of December 31, 2025 and $145,733 as of December 31, 2024, from the bonus shares purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering and $56,737 as of December 31, 2025 and $25,515 as of December 31, 2024, from accrued interest on loans.

Related party receivable from 2340 Hilgard Avenue LLC ("2340 Hilgard") totaled $9,250 as of December 31, 2025 and $9,250 as of December 31, 2024. Related party receivable from 150 Panoramic Way LLC ("150 Pano") totaled $7,609 as of December 31, 2025 and $0 as of December 31, 2024.

Related party payable totaled $87,345 as of December 31, 2025, of which $42,818 was due to Collab CA LLC ("Collab CA"), $37,944 due to 1742 Spruce Street LLC ("1742 Spruce"), $5,000 due to 19-21 Buttonwood (DE) LLC ("19-21 Buttonwood") and $1,582 due to 33 Mine Street LLC, respectively. As of December 31, 2025, Series A had advanced $13,069 to Series Hilgard, $46,700 to Series Buttonwood 19-3, $16,050 to Series 150 Panoramic, and which were eliminated in consolidation. As of December 31, 2025, Series 33 Mine had advanced $30,375 to Series A, $7,375 to Series Hilgard, $15,860 to Series Buttonwood 19-3 and $8,360 to Series Buttonwood 21-2, and which were eliminated in consolidation. As of December 31, 2025, Series 21-2 had advanced $2,700 to Series A, and which were eliminated in consolidation. As of December 31, 2025, Series 150 Panoramic had advanced $7,850 to Series 33 Mine, and which were eliminated in consolidation.

Related party payable totaled $82,263 as of December 31, 2024, of which $46,068 was due to Collab CA LLC ("Collab CA"), $17,194 due to 1742 Spruce Street LLC ("1742 Spruce"), $5,000 due to 19-21 Buttonwood (DE) LLC ("19-21 Buttonwood") and $14,000 due to 33 Mine Street LLC, respectively. As of December 31, 2024, Series A had advanced $24,000 to Series Hilgard, $27,000 to Series Buttonwood 19-3, $3,500 to Series 33 Mine, $3,000 to Series Buttonwood 21-2, $23,750 to Series 150 Panoramic, and which were eliminated in consolidation.

The reimbursement to the Manager for offering costs will be up to 3% of the asset value. Each of Collab USA, SEZ-US-1-2020 Irrevocable Trust, Collab CA, 1742 Spruce, 2340 Hilgard, 33 Mine Street LLC, and 19-21 Buttonwood (DE) LLC is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

**Loan to Related Parties**

On January 22, 2024, Series A loaned $350,000 to Collab (USA) Capital LLC (the "Manager" or "Collab USA"), the Company's managing member; Series Hilgard loaned $70,000 to Collab USA and Series Buttonwood 19-3 loaned $60,000 to Collab USA. On August 20, 2024, Series Buttonwood 19-3 loaned additional $130,000 to Collab USA. These loans bear interest of 5% per annum and were due by demand, but in 2025 the Company agreed to extension with the related party to provide formal due dates in 2028. As of December 31, 2025, the Company accrued a total of $56,737 of interest income due from Collab USA, of which $35,572 was due to Series A, $5,915 due to Series Hilgard and $15,250 due to Series Buttonwood 19-3, all of which was outstanding and included in interest receivable as of December 31, 2025.

**Real Estate Purchase Deposit**

During the year ended December 31, 2025, the Company made a total of $322,000 deposits to the seller as advance payment for the purchase of real estate assets, of which $20,000 was advanced from Series Buttonwood 21-2, $80,000 advanced from Series 33 Mine, and $222,000 from Series 150 Panoramic, respectively.

As of December 31, 2025, the deposits to the seller for the planned real estate purchases amounted to $1,144,432, of which $452,609 is from Series A, $82,500 was from Series Hilgard, $210,323 was from Series Buttonwood 19-3, $32,000 was from Series Buttonwood 21-2, $145,000 was from Series 33 Mine, and $222,000 was from Series 150 Panoramic, respectively.

**NOTE 6 – GOING CONCERN**

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2025 and 2024. These factors, among others, raise substantial doubt about the ability of the Company and each listed Series to continue as a going concern for a reasonable period of time. The Company's and each Series' ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

**NOTE 7 – SUBSEQUENT EVENTS**

Management has evaluated subsequent events through April 8, 2026, the date the consolidated and consolidating financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated and consolidating financial statements.

**Closing of Funds**

In January 2026, the Company closed on the sale under Regulation A of 5,263 Series A interests, receiving $26,315 of gross proceeds; 2,463 Series Hilgard interests, receiving $12,315 of gross proceeds; 2,483 Series Buttonwood 21-2 interests, receiving $12,415 gross proceeds; and 20,772 Series 33 Mine interests, receiving $103,860 of gross proceeds.

In February 2026, the Company received $22,732 of gross loan proceeds under the listing agreement with WeFunder, as discussed in Note 3.